Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results Including $29.5 Million of Cash Flow Before Movements in Working Capital for the Second Quarter of 2018

CONFERENCE CALL AUGUST 14, 2018 AT 10:30 AM (EDT)

(All $ figures reported in USD)

  Adjusted EBITDA of $28.9 million in Q2 2018 increased 64% from $17.6 million in Q2 2017
  Operating cash flows before movements in working capital of $29.5 million in Q2 2018 increased 70% from $17.4 million in Q2 2017
  Revenue from metals payable of $62.7 million in Q2 2018 increased by 29% from $48.6 million in Q2 2017
  Q2 2018 consolidated copper production of 8.6 million pounds, consolidated silver production of 0.7 million ounces, consolidated zinc production of 20.3 million pounds, and consolidated gold production of 1,814 ounces; a 62% increase, 12% increase, 10% increase, and 38% increase respectively, from Q2 2017, and within production guidance(1)
  Record quarterly throughput at Yauricocha and Bolivar Mines
  $21.8 million of cash and cash equivalents as at June 30, 2018
  Net Debt of $41.5 million as at June 30, 2018
  Shareholder conference call to be held Tuesday August 14, 2018 at 10:30 AM (EDT)
(1)	Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

TORONTO, Aug. 13, 2018 /CNW/ - Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) ("Sierra Metals" or the "Company") today reported revenue of $62.7 million and adjusted EBITDA of $28.9 million on throughput of 602,087 tonnes and metal production of 4.7 million silver equivalent ounces, 24.5 million copper equivalent pounds, and 55.3 million zinc equivalent pounds for the three month period ended June 30, 2018.

During Q2 2018 the Company achieved record quarterly ore throughput from both the Yauricocha and Bolivar Mines, continuing the successful production increases realized during the last five quarters. Consolidated production of Copper increased 62% to 8.6 million pounds, silver increased 12% to 0.7 million ounces, lead decreased 16% to 7.1 million pounds, zinc increased 11% to 20.3 million pounds and gold increased 38% to 1,814 ounces compared to Q2 2017.

During Q2 2018, the Company released encouraging Preliminary Economic Assessments studies ("PEA's") for all three Mines, demonstrating positive economics and supporting potential future operational production increases. Development at all three Mines will continue with an objective of progressing the resource increases at the Cusi Mine, as well as the reserve and resource increases at the Yauricocha and Bolivar Mines into the mine plans. Additionally, continued exploration programs at all three Mines are expected to further increase reserves and resources at all mines which benefit future growth plans.

Igor Gonzales, President and CEO of Sierra Metals stated: "I am very pleased with our strong Q2 2018 results which builds upon our solid first quarter results.  The Company is realizing positive returns on our capital investments and our operational improvement efforts.  This can be noted through improving operating performance and strengthening of our asset base in addition to improved cash flow and increases to mineral reserves and resources at each of our mines.

Yauricocha continues to perform well with sequential record throughput in the second quarter. Additionally, despite lower realized metal prices in the second quarter, Yauricocha still contributed to higher revenue and improved net production revenue per tonne representative of the successful capital investments made. At Bolivar, the effects of the Mexico turn-around program are very noticeable, we achieved record throughput with a 5% increase over Q1-2018 and continue to work towards our goal of 3,500 tonnes per day by year end. We have again achieved lower all-in sustaining costs in the second quarter, which remain below guidance. At Cusi, we are progressing on the ramp up of tonnage and realized quarter over quarter improvements. We continue to campaign development ore from the Santa Rosa de Lima zone with increasing throughput rates, while selectively mining structures in the older part of the mine.  We are pleased to report that the Company reached the existing mill's production capacity of 650 tonnes per day in late Q2-2018. The addition of another ball mill in the second half of 2018 will see the capacity increase to approximately 1,200 tonnes per day in early 2019."

He concluded, "Sierra Metals balance sheet remains strong with solid liquidity to meet its operational and growth expenditure requirements.  Management maintains its optimism for the remainder of the year as the groundwork for further improvements has been laid through the implementation of best operational practices. Our recently completed, positive PEA's at all three Mines demonstrate the robust growth opportunities for the Company. Additionally, aggressive, brownfield exploration programs focused on high value targets are being executed which could lead to further significant growth in mineral reserves and resources at all of our Mines, which will add to the value of our assets now and in the years ahead."

The following table displays selected financial and operational information for the three and six months ended June 30, 2018:

Q2 and H1 2018 Financial Highlights

	Three Months Ended		Six Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Operating
Ore Processed / Tonnes Milled	602,087	454,805	1,159,797	984,500
Silver Ounces Produced (000's)	692	616	1,287	1,314
Copper Pounds Produced (000's)	8,621	5,315	16,710	12,605
Lead Pounds Produced (000's)	7,096	8,467	13,408	17,610
Zinc Pounds Produced (000's)	20,300	18,530	38,514	36,666
Gold Ounces Produced	1,814	1,312	3,765	3,089
Copper Equivalent Pounds Produced (000's)[1]	24,452	21,937	47,937	47,071
Zinc Equivalent Pounds Produced (000's)[1]	55,279	47,165	102,190	99,479
Silver Equivalent Ounces Produced (000's)[1]	4,663	3,287	9,071	7,034

Cash Cost per Tonne Processed	$44.62	$49.64	$45.60	$44.37
Cost of sales per AgEqOz	$6.68	$8.10	$6.91	$7.61
Cash Cost per AgEqOz[2]	$6.34	$7.83	$6.55	$7.23
AISC per AgEqOz[2]	$9.56	$13.43	$9.70	$11.87
Cost of sales per CuEqLb[2]	$1.27	$1.21	$1.31	$1.14
Cash Cost per CuEqLb[2]	$1.21	$1.17	$1.24	$1.08
AISC per CuEqLb[2]	$1.82	$2.01	$1.83	$1.77
Cost of sales per ZnEqLb[2]	$0.56	$0.56	$0.61	$0.54
Cash Cost per ZnEqLb[2]	$0.53	$0.55	$0.58	$0.51
AISC per ZnEqLb[2]	$0.81	$0.94	$0.86	$0.84

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.50	$0.48	$0.54	$0.45
AISC per ZnEqLb (Yauricocha)[2]	$0.72	$0.76	$0.77	$0.69
Cash Cost per CuEqLb (Bolivar)[2]	$1.14	$1.42	$1.21	$1.29
AISC per CuEqLb (Bolivar)[2]	$1.90	$2.60	$1.92	$2.24
Cash Cost per AgEqOz (Cusi)[2]	$12.78	$18.90	$14.96	$13.01
AISC per AgEqOz (Cusi)[2]	$19.98	$45.06	$23.25	$29.22
Financial
Revenues	$62,721	$48,571	$124,396	$103,089
Adjusted EBITDA[2]	$28,878	$17,620	$56,281	$42,981
Operating cash flows before movements in working capital	$29,525	$17,355	$56,873	$40,155
Adjusted net income attributable to shareholders[2]	$12,557	$4,258	$23,744	$15,248
Net income (loss) attributable to shareholders	$10,843	$(2,798)	$19,546	$(240)
Cash and cash equivalents	$21,804	$31,121	$21,804	$31,121
Working capital	$2,896	$5,163	$2,896	$5,163

(1)	Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.
(2)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Revenue from metals payable of $62.7 million in Q2 2018 increased by 29% from $48.6 million in Q2 2017. Higher revenues are primarily attributable to the 19% increase in throughput, the increase in copper, and gold head grades, and higher recoveries for copper, lead, and gold at Yauricocha; and the increase in the prices of copper (21%), lead (10%), zinc (15%), and gold (2%) in Q2 2018 compared to Q2 2017; the 41% increase in throughput, higher copper and silver head grades, copper and gold recoveries, and the higher copper price resulted in Bolivar's revenues being 61% higher than Q2 2017; and the 95% increase in throughput, and higher silver recoveries resulted in Cusi's revenues being 102% higher than Q2 2017.

Yauricocha's cash cost per zinc equivalent payable pound was $0.50 (Q2 2017 - $0.48), and AISC per zinc equivalent payable pound of $0.72 (Q2 2017 - $0.76). The decrease in the AISC per zinc equivalent payable pound for Q2 2018 compared to Q2 2017 was a result of lower sustaining capital expenditures, while zinc equivalent payable pounds and cash costs remained consistent; this was partially offset by slight increases in general and administrative costs.

Bolivar's cash cost per copper equivalent payable pound was $1.14 (Q2 2017 - $1.42), and AISC per copper equivalent payable pound was $1.90 (Q2 2017 - $2.60) for Q2 2018 compared to Q2 2017. The decrease in the AISC per copper equivalent payable pound during Q2 2018 was due to the increase in copper equivalent payable pounds resulting from higher throughput, copper and silver head grades, and copper and gold recoveries; as well as a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the Q2 2017 in an effort to improve equipment availability and increase tonnage.

Cusi's cash cost per silver equivalent payable ounce was $12.78 (Q2 2017 - $18.90), and AISC per silver equivalent payable ounce was $19.98 (Q2 2017 - $45.06) for Q2 2018 compared to Q2 2017. AISC per silver equivalent payable ounce decreased due to higher silver equivalent payable ounces resulting from higher throughput and higher silver recoveries.

Adjusted EBITDA(1) of $28.9 million for Q2 2018 increased 64% compared to $17.6 million in Q2 2017. The increase in adjusted EBITDA in Q2 2018 was primarily due to the $14.1 million increase in revenues discussed previously.

Cash flow generated from operations before movements in working capital of $29.5 million for Q2 2018 increased 70% compared to $17.4 million in Q2 2017. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized.

Net income (loss) attributable to shareholders for Q2 2018 was $10.8 million (Q2 2017: $(2.8) million) or $0.07 per share (basic and diluted) (Q2 2017: $(0.02)).

Cash and cash equivalents of $21.8 million and working capital of $2.9 million as at June 30, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have decreased by $2.1 million during H1 2018 due to $27.0 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(24.0) million, repayment of loans, credit facilities and interest of $(8.3) million, dividends paid to non-controlling interest shareholders of $(1.6) million. Included in the $27.0 million of operating cash flows were negative changes in non-cash working capital items of $11.1 million due to the increase in trade receivables as at June 30, 2018.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

The Company provided an updated Mineral Reserve and Resource Estimate at the Bolivar Mine (press release dated July 5, 2018). The NI 43-101 Technical Report was filed on SEDAR and was prepared by SRK Consulting (U.S.) Inc.

The Company reported the results of a Preliminary Economic Assessment ("PEA") for the Bolivar Mine (press release dated July 9, 2018) yielding a 550% return on investment and after-tax net present value ("NPV") of US$214 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC.

The Company reported the results of a PEA for the Yauricocha Mine (press release dated June 27, 2018) yielding a 486% return on investment and after-tax NPV of US$393 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC.

The Company reported the results of a PEA for the Cusi Mine (press release dated June 18, 2018) yielding a 75% internal rate of return ("IRR") and after-tax NPV of US$92 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC.

Mine development at Bolívar during Q2 2018 totaled 1,025 meters. Most of these meters (550m) were developed to prepare stopes for mine production. The remainder of the meters (475) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

During Q2 2018, at the Cusi property, mine development totaled 1,652 meters, and 960 meters of infill drilling was carried out inside the Mine, and 9,455 meters drilled from surface.

Exploration Update

Peru:
During Q2 2018, the Company drilled 45 holes totaling 8,366 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

  Contacto Oriental (Level 1070): 4 holes totaling 588 meters have intercepted positive results regarding the continuity of the orebody at depth;
  Contacto Sur Medio Oeste (Level 1070 Central Mine Zone): 2 horizontal holes totaling 316 meters to explore possible mineralize orebodies;
  Esperanza (Level 1070 Central Mine Zone): 2 holes totaling 1,507 meters with the objective of verifying the continuity of the orebody dimensions to the 1570 level;
  Esperanza - Cuye (Level 1070 Central Mine Zone): 1 hole totaling 859 meters (246 meters during Q2 2018) with the objective of exploring the area between Cuye and Esperanza, an area which has provided evidence of a potential porphyry system;
  Cuye (Level 1070 Central Mine Zone) – 2 long holes totaling 1,113 meters with the objective of exploring the continuation of the orebody at depth, which project the dimensions of the orebody to extend to the 1570 level;
  Escondida Norte (870 Level Cachi Cachi) – 1 hole totaling 243 meters which intercepted mineralized oxide zones down to the 1120 level; we are continuing to drill this area;

Definition Drilling:

  Antacaca (Level 1070): 4 holes totaling 210 meters to provide more certainty and definition of the orebody;
  Esperanza (Level 970): 10 holes totaling 1,410 meters to define the continuity of mineralization of the orebody; which were executed from the 970 level;
  Catas (Levels 1020 & 1070): 8 holes totaling 799 meters to further define the orebody;
  Butz (1070 Level): 9 holes totaling 862 meters to further define the orebody, which intercepted polymetallic mineral;
  Mascota (1170 Level): 2 holes totaling 459 meters in the polymetallic area of the orebody to further define it; these holes intercepted stretches of economic mineral;
  During Q2 2018, surface exploration was continued in the southern end of the Central Mine Zone, mainly in the areas of the Chonta Fault (Yauricocha II), where diamond drilling will be carried out.

Bolivar

  At Bolívar during Q2 2018, 7,403 meters were drilled from surface as well as diamond drilling within the mine. 2,026 meters were drilled within the mine in the El Gallo zone, and 5,377 meters of surface diamond drilling divided between Bolivar Northwest, Bolivar West and Cieneguita. This drilling was performed to explore the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. There are also greenfield exploration targets being explored to analyze geological anomalies and the continuity of the orebody Americanos to the west.

Cusi:

  During Q2 2018 the Company drilled 960 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 10,416 meters on surface.
  On June 29, 2018 the Company announced the definition of a 40-metre wide, high grade silver stockwork area which remained open to depth and width within the Santa Rose de Lima zone. Subsequent drilling has since extended the width of that zone to 50-meters from 40-meters with the area still remaining open to depth and along strike.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Tuesday August 14, 2018 at 10:30 AM (EDT) to discuss the Company's financial and operating results for the three and six months ended June 30, 2018.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://event.on24.com/wcc/r/1772236/A192A076A6DB5C6B167C46D0E3FB1505

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free North America): (833) 245-9659
Participant Number (Toll Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 3657779

Quality Control

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: For further information regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:30e 13-AUG-18